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EXHIBIT 21

SIGNIFICANT SUBSIDIARIES OF CLEAN HARBORS, INC.

	State of Organization	Other Business Names
CH Canada Holdings Corp	Nova Scotia	N/A
Clean Harbors Aragonite, LLC.	Delaware	N/A
Clean Harbors Buttonwillow, LLC.	Delaware	N/A
Clean Harbors Canada, Inc.	New Brunswick	N/A
Clean Harbors Canada LP	Ontario	N/A
Clean Harbors Deer Park, L.P.	Delaware	N/A
Clean Harbors Disposal Services, Inc.	Delaware	N/A
Clean Harbors El Dorado, LLC.	Delaware	N/A
Clean Harbors Environmental Services, Inc.	Massachusetts	N/A
Clean Harbors Grassy Mountain, LLC.	Delaware	N/A
Clean Harbors Lone Star Corp.	Delaware	N/A
Clean Harbors Mercier, Inc.	Quebec	N/A
Clean Harbors PPM, LLC.	Delaware	N/A
Clean Harbors Quebec, Inc.	Quebec	N/A
Murphy's Waste Oil Service, Inc.	Massachusetts	N/A
Spring Grove Resource Recovery, Inc.	Delaware	N/A

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  EXHIBIT 21